August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (269) 961-2517

A.D. David Mackay
President and Chief Executive Officer
Kellogg Company
One Kellogg Square
Battle Creek, MI 49017-3534

> **Re:** **Kellogg Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 19, 2007**
> **File No. 001-04171**

Dear Mr. Mackay:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

2006 Non-Employee Director Compensation and Benefits, page 14

1.   Here and in your Compensation Discussion and Analysis, please clarify the

purpose of the accelerated ownership feature of options, why the board chose to grant AOF options and the reasons for the change made in 2007 with respect to when such options may be received in a given year.

Compensation Discussion and Analysis, page 18

Our Compensation Philosophy and Principles, page 18

2.   Please explain the objectives of the compensation program as noted on page 18 in light of the company's policies with respect to post-termination and potential payments upon change of control. For example, consistent with Items 402(b)(1)(i), (iv) and (vi) of Regulation S-K, specifically address why termination "without cause," appears to be defined on page 42 to include termination of an executive due to " performance." Clarify the definition of performance (i.e., company corporate performance or individual performance) and discuss how the provision of severance payments to an executive terminated due to performance furthers the objectives of the company's compensation program.

Our Compensation Methodology, page 18

3.   Please specify, for each element of compensation paid, the relevant peer group against which you are benchmarking compensation. We note your reference to an alternative peer group than the compensation peer group of "leading consumer products companies" against which retirement benefits are benchmarked. See generally Instruction 1 to Item 402(b) and Item 402(b)(2)(xiv) of Regulation S-K.

4.   We note that the company generally targets its compensation package at the 50th percentile of its peer group. Please revise to disclose where you target each element of compensation against peer companies and the percentiles represented by *actual* compensation paid for 2006. To the extent actual compensation paid to a named executive officer differs from the targeted percentile, please discuss the reasons for the deviation. See Item 402(b)(2)(xiv) of Regulation S-K.

5.   Your discussion on page 18 makes reference to the committee's review of tally sheets. Please revise to explain the weight assigned to the review of the tally sheets in the overall decision-making process.

6.   We direct you to Release 8732A, Section II.B.1. Please revise your to identify material differences in compensation policies with respect to individual executive officers. For example, even taking into consideration the additional expense associated with retirement-eligible executives, Messrs. Jenness and Mackay, their overall compensation is still significantly higher than that of the other named executives. Please address the reasons for these discrepancies.

Annual Incentives, page 21

7.   Item 402(b)(2)(vi) of Regulation S-K requires a discussion of circumstances in which discretion is exercised by the compensation committee with respect to compensation awarded. You indicate that the compensation committee may and did exercise its discretion in adjusting performance goals during 2006 to mitigate "the unbudgeted impact of unusual or nonrecurring items." Please supplement your disclosure to describe the "certain items" considered during fiscal 2006 by the committee in its adjustment of the 2006 AIP. Additionally, referencing the named executive officers' respective awards, provide disclosure of how such adjustments functioned in practice during fiscal 2006. Finally, we note the limitation on the percentage total AIP may be relative to net income in a given year. Address whether there have been adjustments to the limitation in prior years and the circumstances in which any adjustments would be made by the committee on a prospective basis. See generally Instructions 1 and 3 to Item 402(b) of Regulation S-K.

8.   Although you provide a general discussion of the manner in which targets are set and the purpose of the annual incentive awards provided, you have not disclosed actual quantitative and qualitative targets established in the aggregate for the named executives as a group and individually. You disclose for example, that actual AIP payments range from 0% to 200% of the target opportunity based on "corporate, business unit and individual performance factors given the functions of the particular executive." Similarly, you have not disclosed the incentive targets established for 2006 or 2007 under the Executive Performance Plan. Disclose all targets established for 2006 and 2007 under the incentive plans. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

9.   You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a material factor considered by the committee. We note, for example, that individual performance is amongst the factors the committee considers when evaluating an executive officer and determining an officer's incentive compensation payout level.   Revise

your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation paid to the named executive officers. Please disclose the specific elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation and determination of compensation awarded. See Item 402(b)(2)(vii) of Regulation S-K.

Grants of Plan-Based Awards Table, page 31

10.   We refer you to Item 402(e) of Regulation S-K. Please supplement footnote 1 to describe how the AOF feature functioned and the compensation expense consequences associated with each of the renewal dates for the AOF options noted in the table.

Potential Post-Employment Payments, page 42

11.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor